

June 6, 2014

<u>Via E-mail</u>
Mr. Lloyd W. Baker
Chief Financial Officer
Banner Corporation
10 South First Avenue
Walla Walla, Washington 99362

> **Re: Banner Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 4, 2014**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 26, 2014**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed May 21, 2014**
> **File No. 000-26584**

Dear Mr. Baker:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David S. Irving

David S. Irving
Reviewing Accountant